When we launched Shopify in 2006, we set out to answer one question: What would the world look like if entrepreneurship was easier? The tools that existed at the time were made for big businesses with vast resources, and even those tools were not built very well. So we began our 100-year mission to level the playing field, to let entrepreneurs unleash their ideas into the world and thrive in any future that emerged. And it’s working. Five years ago, we invited you to join us on the journey when Shopify entered the public markets. Since then, our shareholders and our partner ecosystem have helped us empower more entrepreneurs reaching for economic independence. The combination of their energy and our innovation has propelled Shopify and small businesses to encouraging new heights. Our merchants Shopify merchants get to keep more of their profits, to reinvest back into their businesses and create economic prosperity in their communities. They can create their own brands and their own relationships with their customers. As we build the one platform merchants need to start and scale their businesses, more entrepreneurs are choosing Shopify to launch their own rocket ships. Because merchant trust is our most valuable currency, we take great care building for them. Each year, we plan what new features to focus on for the next 12 months with an eye to the future. At first, 2020 was no different, but we all know what happened next. Virtually overnight, the lives and livelihoods of entrepreneurs around the world were turned upside down: physical storefronts were shut down, supply chains disrupted, and cash flows dried up. A humanitarian crisis had begun, and an economic crisis was brewing. Our pivot In March, we threw out our plans and hit the reset button. While healthcare heroes on the frontlines were battling an unknown foe in COVID-19, Shopify had an urgent obligation to help businesses stay alive. Merchant survival was our top priority so we pulled forward our product roadmap, moving fast to ship the features our merchants needed to stay afloat. With stay-at-home mandates in place around the world, we saw a quantum leap in the digitalization of commerce. More consumers than ever before turned to online, and businesses had to meet them there, fast. So we lengthened our free trial, expanded Shopify Capital beyond the United States, and showed our merchants how to use Shopify’s local pickup and delivery feature. No one had predicted that commerce’s shift to online would happen as quickly as it did in 2020. But our big, long-term bets paid off—we had already built software infrastructure and commerce capabilities that could withstand the most unpredictable retail landscape. Our progress The speed at which stores launched, by large and small businesses alike, spoke to the simplicity of our software. Multiple sales channels got brick-and-mortar merchants in front of new audiences, blending online and offline commerce. Shopify’s checkout converted browsers into buyers faster and more easily. And merchants leaned into solutions like Shopify Payments and Shopify Shipping, saving them time and money on the back end. Entrepreneurship soared in 2020 and ecommerce accelerated to new highs. Our merchants adapted and thrived. Today, more than 1.7 million merchants worldwide trust us with their livelihoods. They have cumulatively sold $277+ billion on our platform. Nearly half of those sales came in 2020 alone. Our merchant base is getting more diverse as we localize Shopify’s platform for different countries, with our admin now available in 20 languages. More large-volume brands are choosing Shopify in their quest to be faster and more agile, to act more like entrepreneurs. 2020 / YEAR IN REVIEW Mission- Driven Exhibit 99.1

And yet, entrepreneurship is still harder than it should be. We are tackling high-barrier problems like fast and affordable fulfillment and access to financial solutions. As we make strides here, Shopify businesses are becoming not only easy to start, but far less complex to run every step of the way. With nearly a half-billion consumers shopping with Shopify merchants in 2020, we are harnessing our growing scale and building features that strengthen relationships between merchants and buyers. Our accelerated checkout Shop Pay, our online shopping assistant Shop, and our buy-now-pay- later product Shop Pay Installments all play a role here. Our ecosystem We are expanding the pie of opportunity for those who put their trust in us. While Shopify made $2.9 billion in revenue in 2020, our partner ecosystem generated ~$12.5 billion, as our merchants’ selling drove massive volumes of economic activity. Alongside our partners, we seek to build simple commerce solutions for complex problems, so that merchants can spend their time on what’s most important to them—their products and their customers. Our team The version of Shopify that exists today is the best one yet. More than 7,000 Shopifolk rallied around our merchants in 2020. We plan to work remotely going forward, opening us up to talent from anywhere, like our merchants themselves. We are taking great care to keep building high trust and solidarity within our teams as we evolve this new way of working. In 2021, we plan to hire more than 2,000 engineers to help us innovate and build. As we add new talent, and as our long- time team members keep leveling up, our culture evolves for the better. Our planet We keep a pulse on the present but our eyes are on the horizon—and future-proofing our business means future- proofing our planet, too. Shopify’s Sustainability Fund commits at least $5 million annually to combat climate change, most of which is going to groundbreaking technologies. We buy carbon credits from innovators whose solutions at scale could materially reduce the CO2 that’s accumulated in our atmosphere over the past 200 years. Our research in this space has been illuminating, leading us to entrepreneurs capturing carbon with trees, soil, rocks, and oceans, as well as through engineered solutions such as concrete and Direct Air Capture. While the pandemic has changed our lives permanently, much remains the same for us. The world still needs more entrepreneurs, now more than ever; we still optimize for long-term growth over short-term revenue; we are merchant- obsessed and mission-driven. Together, with the support of you, our shareholders, and eager technologists around the world, let’s keep building a future where anyone can reach for economic independence – where commerce is better for everyone. Soul Roasters soulroasters.com Bookhou bookhou.com ChocoSol chocosoltraders.com Printed in Canada on recycled paper using soy-based inks. 2020 / YEAR IN REVIEW Success for Everyone

2020 / YEAR IN REVIEW

$2.9B
Revenue up 86% from 2019

$120B
GMV up 96% from 2019

~42,200
Partners who have referred at least one merchant to Shopify in the past 12 months, up 72% from 2019

~6,000
Apps in the Shopify App Store, up 62% from 2019

2020 Key Achievements

2020

- **Shopify Capital** expansion to UK, Canada
- **Shopify Payments** expansion to Austria, Belgium
- **Shop** launch
- **Shopify Shipping** expansion to Australia
- **All-new Shopify POS** launch
- **Walmart, Facebook Shops, TikTok, Pinterest** channel integrations
- **Shop Pay Installments** early access
- **Alipay** partnership

2021

Commerce as a Force for Good

Deployed $5M to combat climate change through the **Shopify Sustainability Fund**


shopify


shopify
GO DIGITAL
CANADA

Partnered with governments in Canada, New York State, and Australia to help bring more **small businesses online**

1MBB

Launched collaboration with **Operation Hope** to help create 1M new Black-owned businesses by 2030 shop

Increased visibility **for local shops and Black-owned businesses** through Shop app

2020 / YEAR IN REVIEW

The Year of the Entrepreneur

Help Entrepreneurs Get Online Fast and Start Selling Easily

In 2020, we urgently introduced several features to help merchants adapt quickly at the onset of the global pandemic.

- **Buy-Online-Curbside-Pickup**
- **Online Tipping**
- **Shopify Email**
- **Extended Free Trial to 90-Days**
- **Additional Funding for Shopify Capital**
- **Gift Card Capabilities**

And, a record number of merchants launched their businesses on Shopify worldwide.


North America
73% Revenue
56% Merchants
EMEA
16% Revenue
25% Merchants
LATAM
1% Revenue
4% Merchants
APAC
10% Revenue
15% Merchants

More than **7,000 employees** around the world are helping to catalyze entrepreneurship everywhere.

Help Merchants Get Discovered by New Buyers

The **growth of buyers** shopping online with a Shopify merchant accelerated in 2020, supported by the rapid adoption of digital commerce.


2018
2019
2020
+38%
+52%
216 million
online shoppers
300 million
online shoppers
457 million
online shoppers

We expanded our **multichannel offering** to help merchants reach more buyers.

TikTok Walmart

All-new Shopify POS software

shop

And we launched **Shop**, our online shopping assistant, which includes features that help strengthen the relationship between merchants and their buyers.

shop Pay | **Order Tracking** | shop Pay installments in partnership with affirm

Help Merchants Get Their Products To Buyers, Responsibly

Merchants leveraged Shopify's capabilities to get more of their orders to their buyers.

Shopify Shipping
Eligible Merchant Adoption in the U.S. and Canada


52%
45%
Q4 2019
Q4 2020

Continued to build **Shopify Fulfillment Network** to democratize fulfillment for merchants of all sizes

Launched **Shopify Shipping** in Australia

Launched **Offset** app, allowing merchants to make **shipments carbon neutral**

shop Pay

Made deliveries **carbon neutral** every time a buyer uses Shop Pay

Offset nearly **62,000 tonnes in carbon emissions** during the Black Friday Cyber Monday shopping weekend

2020 / YEAR IN REVIEW The first Shopify store was our own. In 2004, we took something we loved, snowboarding, and built a business around it. The idea was to set up an online store and create a snowboarding empire. But there was a problem: the software landscape we encountered seemed to work against our ambitions at every step. Back then, online store software was built for existing big businesses that were transitioning online. It was incredibly expensive, unnecessarily complex, and infuriatingly inflexible. Existing software was not designed with the new entrepreneur in mind, so we rejected the existing models and created our own. Our custom software met our needs so well that we decided to take everything we learned and shift our business away from snowboards and towards fixing the glaring hole in the ecommerce market. We knew that many future businesses would be created online first, and software needed to support the first steps of entrepreneurship, not just the established big guys. We set out to create the software that we wished would have existed, and we launched it in 2006 under the name Shopify. Shopify is exactly this: the only platform you need to build your empire. Shopify is the first thing our merchants log into in the morning and the last thing they log out of in the evening. It’s at the heart of their business—a responsibility that we take very seriously. Chances are that you’ve already bought products through stores that use Shopify and you didn’t even realize it. More than 165,000 stores use Shopify today. Yet, as a brand, we are virtually invisible to consumers. This is by design, as our job is to make our merchants look their very best in every interaction they have with consumers. Over $8 billion of GMV has already been transacted through our platform, with the most recent quarter coming in at over $1 billion. We’ve proven that there’s incredible potential in early- stage entrepreneurs when they are empowered with great technology. Focusing on inspiring entrepreneurship and helping people iterate their ideas, launch new stores and scale their businesses creates a sense of solidarity: we did it together. We believe that by giving merchants an affordable, easy to use solution that helps them sell and run their business, Shopify will share in their success as they grow. We’ve shown that it was possible to build a single platform that works from the very beginning—an entrepreneur with an idea—to a business with millions of orders. And while many of our larger merchants switched to Shopify based on the quality of our platform, a large number of our merchants are “homegrown” and started their businesses with us. I’m incredibly proud of this. Over the years we’ve also helped foster a large ecosystem that has grown up around Shopify. App developers, design agencies, and theme designers have built businesses of their own by creating value for merchants on the Shopify platform. Instead of stifling this enthusiastic pool of talent and carving out the profits for ourselves, we’ve made a point of supporting our partners and aligning their interests with our own. In order to build long-term value, we decided to forgo short-term revenue opportunities and nurture the people who were putting their trust in Shopify. As a result, today there are thousands of partners that have built businesses around Shopify by creating custom apps, custom themes, or any number of other services for Shopify merchants. This is a prime example of how we approach value and something that potential investors must understand: we do not chase revenue as the primary driver of our business. Shopify has been about empowering merchants since it was founded, and we have always prioritized long-term value over short- term revenue opportunities. We don’t see this changing. In terms of the value we create, we think that the most important thing that we deliver to our merchants is simplicity. Simplicity isn’t simple. It takes tremendous care, discipline, and craftsmanship to take something inherently complex like commerce and make it intuitive. We have spent the last decade democratizing commerce, simplifying it, and making it accessible for businesses of all sizes. Today, businesses sell through dozens of different channels: online stores, retail stores, wholesale, at pop-up shops, on social networks, through mobile apps or any number of other ways. Merchants often hack together different applications and technologies in order to try to address their multi-channel requirements. We’re now showing them that they don’t have to; that their complex setup can be reduced to a single, simple platform. By the time we’re done, we think Shopify will have established the “new normal”. I want Shopify to be a company that sees the next century. To get us there we not only have to correctly predict future commerce trends and technology, but be the ones that push the entire industry forward. Shopify was initially built in a world where merchants were simply looking for a homepage for their business. By accurately predicting how the commerce world would be changing, and building what our merchants would need next, we taught them to expect so much more from their software. These underlying aspirations and values drive our mission: make commerce better for everyone. I hope you’ll join us. — Tobi, Founder, Chief Executive Officer 2015 Letter from Tobi

2020 / YEAR IN REVIEW Make Commerce Better For Everyone TAMGA Designs Yellow Beauty BLK & Bold Brightland